

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

<u>Via E-Mail</u>
Mr. William M. Aisenberg
Executive Vice President and Chief Financial Officer
Ironclad Performance Wear Corp.
1920 Hutton Court, Suite 300
Farmers Branch, TX 75234

> **Re: Ironclad Performance Wear Corp.**
> **Item 4.01 Form 8-K**
> **Filed August 21, 2014**
> **File No. 000-51365**

Dear Mr. Aisenberg:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K, Filed August 21, 2014

1. Please amend your Form 8-K to clearly disclose the date on which you engaged BDO USA, LLP (BDO). Please refer to Item 304(a)(2) of Regulation S-K.

2. You state that in connection with the audits of your financial statements for the fiscal years ended December 31, 2013 and 2012 and in the subsequent interim period through June 30, 2014, there have been no disagreements with EFP Rotenberg, LLP (EFP Rotenberg) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EFP Rotenberg would have caused them to make reference thereto in their report on the financial statements.   We note that EFP Rotenberg resigned effective on August 15, 2014. Please amend your Form 8-K to disclose, if true, that there were no disagreements with EFP Rotenberg during your two most recent fiscal years ended

December 31, 2013 and 2012 during the subsequent interim period through August 15, 2014, the date of EFP Rotenberg's resignation. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. We note your disclosure that during the two fiscal years ended December 31, 2013 and 2012 or in the subsequent period through June 30, 2014 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during the two most recent fiscal years ended December 31, 2013 and 2012 and the subsequent interim period through August 15, 2014, the date of EFP Rotenberg's resignation.

4. Please file an updated Exhibit 16 letter with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Louis Wharton, Esq.
     Stubbs Alderton & Markiles, LLP